Mail Stop 6010
Via Facsimile and U.S. Mail

April 2, 2009

Mr. Michael M. Salerno
President
Life Nutrition Products, Inc.
121 Monmouth Street, Suite A
Red Bank, NJ 07701

> **Re:** **Life Nutrition Products, Inc.**
> **Item 4.01 Form 8-K**
> **Filed   March 19, 2009**
> **File No.   333--152432**

Dear Mr. Salerno:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Franklin Wyman
Staff Accountant